Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Third Quarter 2022 Unaudited Financial Results

GUIYANG, China, November 23, 2022—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2022 were RMB1,808.6 million (US$254.2 million), an increase of 45.7% from RMB1,241.7 million in the same period of 2021.

•	Net income in the third quarter of 2022 was RMB395.5 million (US$55.6 million), compared with net loss of RMB178.3 million in the same period of 2021.

•	Non-GAAP adjusted net income[1] in the third quarter of 2022 was RMB493.0 million (US$69.3 million), compared with non-GAAP adjusted net loss of RMB4.7 million in the same period of 2021.

•	Gross Transaction Value (“GTV”)[2] in the third quarter of 2022 reached RMB69.6 billion (US$9.8 billion), an increase of 3.5% from RMB67.3 billion in the same period of 2021.

•	Fulfilled orders[3] in the third quarter of 2022 reached 33.5 million, a decrease of 5.4% from 35.3 million in the same period of 2021.

•	Average shipper MAUs[4] in the third quarter of 2022 reached 1.85 million, an increase of 15.2% from 1.61 million in the same period of 2021.

“In the context of weak seasonal demand and strong macro headwinds, we delivered solid third quarter results through our powerful digital freight platform and operational excellence, underscoring the sustainability of our business model,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “Along with the resumption of new user registration on our Yunmanman and Huochebang apps in June 2022, we continued to upgrade product functionalities and improve freight matching efficiency, enabling us to steer our growing user base with an increasing contribution from high-quality users. We have also continuously enhanced our operations to ensure full compliance with regulatory requirements. We are not aware of any ongoing government investigation or subject to any administrative penalties to date that would materially affect our business, financial position or results of operations. We will synchronize the expansion across our existing and incremental business to drive the sustainable growth of our overall business scale and create more value for society while China’s logistic industry is shifting to digitalization.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “Confronting the volatile macro and extreme weather conditions in the third quarter, we are pleased that we have continued to grow our business and focus on our path to profitability. Our third quarter total net revenue came in above the upper boundary of our previous guidance, climbing by 45.7% year-over-year to RMB1.8 billion. Meanwhile, our ongoing efforts to optimize cost structure and maximize operational efficiency yielded positive results, with non-GAAP adjusted net income reaching RMB493.0 million, compared with a non-GAAP adjusted net loss of RMB4.7 million a year ago. Going forward, we remain committed to investing in our platform infrastructure, optimizing user composition and expanding our logistics network to further achieve our full monetization potential on a sustainable basis.”

[1]

Non-GAAP adjusted net income/(loss) is defined as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us. We make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month.

Third Quarter 2022 Financial Results

Net Revenues (including value added taxes, “VAT”, of RMB720.8 million and RMB955.5 million for the three months ended September 30, 2021, and 2022, respectively). Total net revenues in the third quarter of 2022 were RMB1,808.6 million (US$254.2 million), representing an increase of 45.7% from RMB1,241.7 million in the same period of 2021, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the third quarter of 2022 were RMB1,514.0 million (US$212.8 million), representing an increase of 39.5% from RMB1,085.2 million in the same period of 2021. The increase was primarily due to an increase in revenues from our freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the third quarter of 2022 were RMB904.1 million (US$127.1 million), an increase of 31.2% from RMB689.2 million in the same period of 2021, primarily driven by continued growth in transaction volume as a result of improved user penetration.

•

Freight listing service. Revenues from freight listing service in the third quarter of 2022 were RMB219.7 million (US$30.9 million), an increase of 2.8% from RMB213.7 million in the same period of 2021, primarily attributable to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB390.2 million (US$54.9 million) in the third quarter of 2022, an increase of 114.1% from RMB182.2 million in the same period of 2021, primarily driven by the continued ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in the third quarter of 2022 were RMB294.5 million (US$41.4 million), an increase of 88.2% from RMB156.5 million in the same period of 2021, mainly attributable to increased revenues from credit solutions.

Cost of Revenues (including VAT net of refund of VAT of RMB656.7 million and RMB687.8 million for the three months ended September 30, 2021, and 2022, respectively). Cost of revenues in the third quarter of 2022 was RMB953.0 million (US$134.0 million), compared with RMB842.1 million in the same period of 2021. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB866.7 million, representing an increase of 12.7% from RMB768.9 million in the same period of 2021, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the third quarter of 2022 were RMB232.9 million (US$32.7 million), compared with RMB190.6 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher sales and marketing headcount.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2022 were RMB206.6 million (US$29.0 million), compared with RMB190.0 million in the same period of 2021. The increase was primarily due to an increase in professional service fees as well as an increase in salary and benefits expenses driven by higher general and administrative headcount.

Research and Development Expenses. Research and development expenses in the third quarter of 2022 were RMB226.6 million (US$31.9 million), compared with RMB202.9 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher research and development headcount.

Income/(Loss) from Operations. Income from operations in the third quarter of 2022 was RMB141.7 million (US$19.9 million), compared with a loss from operations of RMB201.7 million in the same period of 2021.

Non-GAAP Adjusted Operating Income/(Loss)5. Non-GAAP adjusted operating income in the third quarter of 2022 was RMB242.8 million (US$34.1 million), compared with non-GAAP adjusted operating loss of RMB81.1 million in the same period of 2021.

Net Income/(Loss). Net income in the third quarter of 2022 was RMB395.5 million (US$55.6 million), compared with net loss of RMB178.3 million in the same period of 2021.

Non-GAAP Adjusted Net Income/(Loss). Non-GAAP adjusted net income in the third quarter of 2022 was RMB493.0 million (US$69.3 million), compared with non-GAAP adjusted net loss of RMB4.7 million in the same period of 2021.

Basic and Diluted Net Income/(Loss) per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS7. Basic and diluted net income per ADS were RMB0.37 (US$0.05) in the third quarter of 2022, compared with basic and diluted net loss per ADS of RMB0.17 in the same period of 2021. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.46 (US$0.07) in the third quarter of 2022, compared with non-GAAP adjusted basic and diluted net loss per ADS of RMB0.00 in the same period of 2021.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.8 billion (US$3.8 billion) in total, compared with RMB26.0 billion as of December 31, 2021.

In the third quarter of 2022, net cash generated by operating activities was RMB398.3 million (US$56.0 million).

[5]

Non-GAAP adjusted operating income/(loss) is defined as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Business Outlook

The Company expects its total net revenues to be between RMB1.79 billion and RMB1.88 billion for the fourth quarter of 2022, representing a year-over-year growth rate of approximately 25.2% to 31.5%, despite the expected impact of the COVID-19 outbreaks on the transaction volume for the period. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions. The COVID-19 outbreaks are associated with substantial uncertainties, including the geographic scope and duration of the outbreaks, the additional restrictive measures that the governmental authorities may take, and the further impact on the business of shippers, truckers and other ecosystem participants, all of which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.1135 to US$1.00, the exchange rate in effect as of September 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 23, 2022, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2022.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	2755152

The replay will be accessible through November 30, 2022, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1983261

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non- GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income/(loss) as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions, and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, compensation cost resulting from repurchase of ordinary shares in excess of fair value and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,284,291	4,955,413	696,621
Restricted cash – current	65,822	72,829	10,238
Short-term investments	21,634,642	21,744,544	3,056,800
Accounts receivable, net	29,139	16,602	2,334
Amounts due from related parties	7,075	—	—
Loans receivable, net	1,777,667	2,714,426	381,588
Prepayments, receivables and other current assets	1,099,607	1,451,047	203,985

Total current assets	28,898,243	30,954,861	4,351,566
Restricted cash – non-current	13,500	13,500	1,898
Property and equipment, net	102,158	111,455	15,668
Investments in equity investees	1,678,351	1,795,705	252,436
Intangible assets, net	557,016	517,224	72,710
Goodwill	3,124,828	3,124,828	439,281
Deferred tax assets	20,492	56,381	7,926
Operating lease right-of-use assets	—	152,231	21,400
Other non-current assets	3,847	6,230	876

Total non-current assets	5,500,192	5,777,554	812,195

TOTAL ASSETS	34,398,435	36,732,415	5,163,761

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9,000	—	—
Accounts payable	29,381	24,182	3,399
Amount due to related parties	179,859	124,523	17,505
Prepaid for freight listing fees and other service fees	383,236	477,448	67,119
Income tax payable	31,538	58,729	8,256
Other tax payable	894,592	623,539	87,656
Operating lease liabilities – current	—	48,228	6,780
Accrued expenses and other current liabilities	1,206,179	1,350,834	189,896

Total current liabilities	2,733,785	2,707,483	380,611
Deferred tax liabilities	135,764	125,142	17,592
Operating lease liabilities – non-current	—	51,621	7,257

Total non-current liabilities	135,764	176,763	24,849

TOTAL LIABILITIES	2,869,549	2,884,246	405,460

MEZZANINE EQUITY
Redeemable non-controlling interests	—	147,926	20,795
Subscription receivables	—	(16,500)	(2,320)
SHAREHOLDERS’ EQUITY
Ordinary shares	1,416	1,370	193
Additional paid-in capital	49,245,773	47,584,981	6,689,391
Accumulated other comprehensive income	538,650	2,937,724	412,979
Subscription receivables	(1,310,140)	—	—
Accumulated deficit	(17,020,254)	(16,807,332)	(2,362,737)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	31,455,445	33,716,743	4,739,826
Non-controlling interests	73,441	—	—

TOTAL SHAREHOLDERS’ EQUITY	31,528,886	33,716,743	4,739,826

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	34,398,435	36,732,415	5,163,761

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB720.8 million and RMB955.5 million for the three months ended September 30, 2021 and 2022, respectively)	1,241,667	1,670,051	1,808,560	254,244	3,227,642	4,811,171	676,343
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB656.7 million and RMB687.8 million for the three months ended September 30, 2021 and 2022, respectively)(1)	(842,085)	(925,937)	(952,953)	(133,964)	(1,881,837)	(2,562,772)	(360,269)
Sales and marketing expenses(1)	(190,617)	(196,186)	(232,911)	(32,742)	(597,852)	(621,140)	(87,318)
General and administrative expenses(1)	(190,000)	(344,781)	(206,556)	(29,037)	(2,634,995)	(1,009,752)	(141,949)
Research and development expenses(1)	(202,892)	(216,373)	(226,615)	(31,857)	(496,020)	(663,944)	(93,336)
Provision for loans receivable	(21,012)	(40,080)	(50,312)	(7,073)	(73,173)	(140,372)	(19,733)

Total operating expenses	(1,446,606)	(1,723,357)	(1,669,347)	(234,673)	(5,683,877)	(4,997,980)	(702,605)
Other operating income	3,213	6,891	2,471	347	12,229	30,077	4,228

Income (loss) from operations	(201,726)	(46,415)	141,684	19,918	(2,444,006)	(156,732)	(22,034)
Other income (expense)
Interest income	70,959	106,834	118,180	16,613	165,533	281,334	39,549
Interest expenses	—	(68)	(14)	(2)	—	(175)	(25)
Foreign exchange gain (loss)	22	10,195	2,196	309	(11,557)	13,517	1,900
Investment income (loss)	2,886	(13,968)	3,683	518	26,980	4,199	590
Unrealized loss from fair value changes of trading securities and derivative assets	(7,512)	(39,818)	(12,217)	(1,717)	(14,993)	(68,376)	(9,612)
Other income (expenses), net(2)	21,036	(799)	217,463	30,570	15,620	225,546	31,707
Share of loss in equity method investees	(1,994)	(608)	(352)	(49)	(5,251)	(1,173)	(165)

Total other income	29,586	61,768	328,939	46,242	120,521	454,872	63,944

Net income (loss) before income tax	(172,140)	15,353	470,623	66,160	(2,323,485)	298,140	41,910
Income tax expense(2)	(6,157)	(2,613)	(75,140)	(10,563)	(9,983)	(81,925)	(11,517)

Net income (loss)	(178,297)	12,740	395,483	55,597	(2,333,468)	216,215	30,393
Less: net income (loss) attributable to non-controlling interests	125	553	—	—	(103)	539	76
Less: measurement adjustment attributable to redeemable non-controlling interest	—	776	1,978	278	—	2,754	387

Net income (loss) attributable to Full Truck
Alliance Co. Ltd.	(178,422)	11,411	393,505	55,319	(2,333,365)	212,922	29,930
Deemed dividend to preferred share holders	—	—	—	—	518,432	—	—

Net income (loss) attributable to ordinary shareholders	(178,422)	11,411	393,505	55,319	(2,851,797)	212,922	29,930

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ordinary share
—Basic	(0.01)	0.00	0.02	0.00	(0.27)	0.01	0.00
—Diluted	(0.01)	0.00	0.02	0.00	(0.27)	0.01	0.00
Net income (loss) per ADS*
—Basic	(0.17)	0.01	0.37	0.05	(5.31)	0.20	0.03
—Diluted	(0.17)	0.01	0.37	0.05	(5.31)	0.20	0.03
Weighted average number of ordinary shares used in computing net income (loss) per share
—Basic	21,478,107,014	21,651,628,375	21,225,248,350	21,225,248,350	10,734,647,181	21,608,943,928	21,608,943,928
—Diluted(3)	21,478,107,014	21,695,922,654	21,317,731,840	21,317,731,840	10,734,647,181	21,671,971,342	21,671,971,342
Weighted average number of ADS used in computing net income (loss) per ADS
—Basic	1,073,905,351	1,082,581,419	1,061,262,418	1,061,262,418	536,732,359	1,080,447,196	1,080,447,196
—Diluted(3)	1,073,905,351	1,084,796,133	1,065,886,592	1,065,886,592	536,732,359	1,083,598,567	1,083,598,567

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,383	1,487	1,759	247	2,312	4,594	646
Sales and marketing expenses	9,016	10,350	8,098	1,138	47,894	27,608	3,881
General and administrative expenses	58,660	212,344	57,604	8,098	2,271,394	607,680	85,426
Research and development expenses	14,641	15,086	13,804	1,941	34,800	44,135	6,204

Total	83,700	239,267	81,265	11,424	2,356,400	684,017	96,157

(2)	Other income (expenses), net in the third quarter of 2022 mainly consists of ADR fee income of RMB217.9 million. The tax withheld amounting to RMB67.6 million was recognized as income tax expense.
(3)

Weighted average number of ordinary shares/ADS used in computing diluted net (loss) income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(201,726)	(46,415)	141,684	19,918	(2,444,006)	(156,732)	(22,034)
Add:
Share-based compensation expense	83,700	239,267	81,265	11,424	2,356,400	684,017	96,157
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,492	14,121	14,121	1,985	33,458	42,363	5,955
Compensation cost incurred in relation to acquisitions	25,419	4,281	5,708	802	25,419	17,633	2,479

Non-GAAP adjusted Operating income (loss)	(81,115)	211,254	242,778	34,129	49,749	587,281	82,557

Net income (loss)	(178,297)	12,740	395,483	55,597	(2,333,468)	216,215	30,393
Add:
Share-based compensation expense	83,700	239,267	81,265	11,424	2,356,400	684,017	96,157
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,492	14,121	14,121	1,985	33,458	42,363	5,955
Compensation cost incurred in relation to acquisitions	25,419	4,281	5,708	802	25,419	17,633	2,479
Tax effects of non-GAAP adjustments	(2,873)	(3,530)	(3,530)	(496)	(8,365)	(10,590)	(1,489)

Non-GAAP adjusted net income (loss)	(4,748)	266,879	493,047	69,312	207,733	949,638	133,495

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	(178,422)	11,411	393,505	55,319	(2,851,797)	212,922	29,930
Add:
Share-based compensation expense	83,700	239,267	81,265	11,424	2,356,400	684,017	96,157
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	—	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	11,492	14,121	14,121	1,985	33,458	42,363	5,955
Compensation cost incurred in relation to acquisitions	25,419	4,281	5,708	802	25,419	17,633	2,479
Tax effects of non-GAAP adjustments	(2,873)	(3,530)	(3,530)	(496)	(8,365)	(10,590)	(1,489)

Non-GAAP adjusted net income (loss) attributable to ordinary shareholders	(4,873)	265,550	491,069	69,034	(310,596)	946,345	133,032

Non-GAAP adjusted net income (loss) per ordinary share
—Basic	(0.00)	0.01	0.02	0.00	(0.03)	0.04	0.01
—Diluted	(0.00)	0.01	0.02	0.00	(0.03)	0.04	0.01
Non-GAAP adjusted net. income (loss) per ADS
—Basic	(0.00)	0.25	0.46	0.07	(0.58)	0.88	0.12
—Diluted	(0.00)	0.25	0.46	0.07	(0.58)	0.87	0.12